SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: October 31, 2013

List of materials

Documents attached hereto:

i) Consolidated Financial Results for the Second Quarter Ended September 30, 2013

News & Information	1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan

No. 13-145E
3:00 P.M. JST, October 31, 2013

Consolidated Financial Results
for the Second Quarter Ended September 30, 2013

Tokyo, October 31, 2013 -- Sony Corporation today announced its consolidated financial results for the second quarter ended September 30, 2013 (July 1, 2013 to September 30, 2013).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Second quarter ended September 30
	2012	2013	Change in yen	2013*
Sales and operating revenue	¥1,604.7	¥1,775.5	+10.6%	$18,117
Operating income	30.3	14.8	-51.2	151
Income before income taxes	19.7	6.0	-69.6	61
Net loss attributable to Sony Corporation’s stockholders	(15.5)	(19.3)	-	(197)
Net loss attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(15.41)	¥(18.91)	-	$(0.19)
- Diluted	(15.41)	(18.91)	-	(0.19)

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 98 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of September 30, 2013.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The average foreign exchange rates during the quarters ended September 30, 2012 and 2013 are presented below.

	Second quarter ended September 30
	2012	2013	Change
The average rate of yen
1 U.S. dollar	¥78.6	¥98.9	20.5%	(yen depreciation)
1 Euro	98.4	131.1	24.9	(yen depreciation)

Consolidated Results for the Second Quarter Ended September 30, 2013

Sales and operating revenue (“sales”) were 1,775.5 billion yen (18,117 million U.S. dollars), an increase of 10.6% compared to the same period of the previous fiscal year (“year-on-year”).  This increase was primarily due to the favorable impact of foreign exchange rates and a significant increase in sales of smartphones, partially offset by the absence of sales from the chemical products related business which was sold in September 2012, as well as a decrease in sales of video cameras and compact digital cameras.  On a constant currency basis, sales decreased 9% year-on-year.  For further details about sales on a constant currency basis, see Note on page 9.

Operating income decreased 15.5 billion yen year-on-year to 14.8 billion yen (151 million U.S. dollars).  This significant decrease was primarily due to a significant decline in operating results in the Pictures segment, partially offset by a significant improvement in the Mobile Products & Communications (“MP&C”) segment, reflecting strong smartphone sales, and the favorable impact of foreign exchange rates.

Operating income during the current quarter includes a gain of 12.8 billion yen (131 million U.S. dollars) from the sale of certain shares of M3, Inc. (“M3”) in All Other.  The current quarter’s results include a net benefit of 4.8 billion yen (49 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the  floods in Thailand in the fiscal year ended March 31, 2012 (the “Floods”).  In the same quarter of the previous fiscal year, a net benefit of 13.2 billion yen from the above-mentioned insurance recoveries, and a gain of 8.2 billion yen from the sale of the chemical products related business were recorded.

During the current quarter, restructuring charges, net, decreased 3.7 billion yen year-on-year to 7.8 billion yen (80 million U.S. dollars).

Equity in net loss of affiliated companies, recorded within operating income, decreased 1.1 billion yen year-on-year to 2.0 billion yen (21 million U.S. dollars).

The net effect of other income and expenses was an expense of 8.8 billion yen (90 million U.S. dollars), an improvement of 1.8 billion yen year-on-year.

Income before income taxes decreased 13.7 billion yen year-on-year to 6.0 billion yen (61 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 11.6 billion yen (119 million U.S. dollars) of income tax expense.  As of March 31, 2013, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses, and as a result Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, increased 3.8 billion yen year-on-year to 19.3 billion yen (197 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥188.6	¥175.5	-6.9%	$1,791
Operating income (loss)	2.2	(2.3)	-	(24)

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single-lens cameras; Professional Solutions includes broadcast- and professional-use products.  Due to certain changes in the organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable period have been restated to conform to the current presentation.

Sales decreased 6.9% year-on-year (a 24% decrease on a constant currency basis) to 175.5 billion yen (1,791 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of video cameras and compact digital cameras reflecting a contraction of these markets, partially offset by the favorable impact of foreign exchange rates during the current quarter.

Operating loss of 2.3 billion yen (24 million U.S. dollars) was recorded, compared to operating income of 2.2 billion yen in the same quarter of the previous fiscal year.  This decline was mainly due to the impact of the above-mentioned decrease in sales of video cameras.

Game

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥148.2	¥155.7	+5.1%	$1,588
Operating income (loss)	2.3	(0.8)	-	(8)

Sales increased 5.1% year-on-year (a 14% decrease on a constant currency basis) to 155.7 billion yen (1,588 million U.S. dollars) primarily due to the favorable impact of foreign exchange rates.  The decrease in sales on a constant currency basis was primarily due to a decrease in unit sales of PlayStation®2 (“PS2”), PlayStation®3 (“PS3”) and PSP® (PlayStation Portable) hardware, partially offset by increased PS3 software unit sales compared to the same quarter of the previous fiscal year.

Operating loss of 0.8 billion yen (8 million U.S. dollars) was recorded, compared to operating income of 2.3 billion yen in the same quarter of the previous fiscal year.  This year-on-year decline was primarily due to the impact of a strategic price reduction for the PlayStation®Vita (“PS Vita”) and the unfavorable impact of foreign exchange rates, partially offset by the above-mentioned increase in software unit sales.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥300.4	¥418.6	+39.3%	$4,271
Operating loss	(23.1)	(0.9)	-	(9)

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.

Sales increased 39.3% year-on-year (a 4% increase on a constant currency basis) to 418.6 billion yen (4,271 million U.S. dollars).  This significant increase was primarily due to the favorable impact of foreign exchange rates, a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones, partially offset by a significant decrease in unit sales of PCs.

Operating loss decreased 22.2 billion yen year-on-year to 0.9 billion yen (9 million U.S. dollars).  This significant improvement was primarily due to the above-mentioned increase in sales of smartphones.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥236.0	¥263.8	+11.8%	$2,692
Operating loss	(15.8)	(12.1)	-	(123)

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray Disc™ players and recorders and memory-based portable audio devices.

Sales increased 11.8% year-on-year (a 12% decrease on a constant currency basis) to 263.8 billion yen (2,692 million U.S. dollars) primarily due to the favorable impact of foreign exchange rates, partially offset by a decrease in LCD television unit sales.

Operating loss decreased 3.7 billion yen year-on-year to 12.1 billion yen (123 million U.S. dollars).  This improvement was primarily due to a 3.1 billion yen decrease year-on-year in restructuring charges, net, and cost reductions in Televisions.

In Televisions, sales increased 18.7% year-on-year to 174.1 billion yen (1,777 million U.S. dollars), primarily due to the impact of foreign exchange rates.  Operating loss* decreased 0.9 billion yen year-on-year to 9.3 billion yen (95 million U.S. dollars) primarily due to cost reductions, partially offset by a decrease in unit sales of LCD televisions year-on-year.

*	The operating loss in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥249.9	¥208.1	-16.7%	$2,123
Operating income	29.8	11.9	-60.0	122

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 16.7% year-on-year (a 30% decrease on a constant currency basis) to 208.1 billion yen (2,123 million U.S. dollars).  This decrease was primarily due to a decrease in sales of system LSIs for the game business and the absence of sales from the chemical products related business which was sold in September 2012, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors reflecting higher demand for mobile products.  Sales to external customers decreased 9.8% year-on-year primarily due to the above-mentioned absence of sales from the chemical products related business.

Operating income decreased 17.9 billion yen year-on-year to 11.9 billion yen (122 million U.S. dollars).  This decrease was primarily due to the recording of a gain on the sale of the chemical products related business in the same quarter of the previous fiscal year and a significantly lower net benefit in the current quarter from insurance recoveries related to damages and losses incurred from the Floods, partially offset by the favorable impact of foreign exchange rates.

*    *    *    *    *

Total inventory of the five Electronics* segments above as of September 30, 2013 was 862.2 billion yen (8,798 million U.S. dollars), an increase of 111.2 billion yen, or 14.8% year-on-year.  This increase was primarily due to the impact of the depreciation of the yen.  Inventory increased by 110.6 billion yen, or 14.7% compared with the level as of June 30, 2013.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥163.0	¥177.8	+9.1%	$1,815
Operating income (loss)	7.9	(17.8)	-	(181)

Starting from the current quarter, the disclosure for sales to external customers for the Pictures segment is expanded into the following three categories: Motion Pictures, Television Production, and Media Networks.  Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  For further details, see page F-8.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 9.1% year-on-year (a 13% decrease on a constant currency (U.S. dollar) basis) to 177.8 billion yen (1,815 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales for Motion Pictures decreased significantly due to lower television licensing, home entertainment and theatrical revenues.  The decline in television licensing revenues was due to fewer films licensed year-on-year.  The same quarter of the previous fiscal year also benefitted from the home entertainment performance of 21 Jump Street and the worldwide theatrical performance of The Amazing Spider-Man.  On a U.S. dollar basis, sales for Television Productions increased year-on-year primarily due to the recording of revenues from Left Bank Pictures Limited, a television production company in the United Kingdom in which Sony acquired a majority interest in August 2012, as well as higher sales of television catalog product.

Operating loss of 17.8 billion yen (181 million U.S. dollars) was recorded, compared to operating income of 7.9 billion yen in the same quarter of the previous fiscal year.  This decline in operating results was primarily due to the lower Motion Pictures sales noted above.  The current quarter reflects the theatrical underperformance of White House Down, while the same quarter of the previous fiscal year included the strong theatrical performance of The Amazing Spider-Man.  In addition, the current quarter was negatively impacted by higher year-on-year production costs incurred as a result of an increase in the number of episodes produced in the current quarter for Television Productions’ new U.S. television network programming.

Music

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥99.2	¥115.0	+15.9%	$1,173
Operating income	7.9	9.7	+23.5	99

Starting from the current quarter, the disclosure for sales to external customers for the Music segment is expanded into the following three categories: Recorded Music, Music Publishing and Visual Media and Platform.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animated videos and the solution offering for music and visual products.  For further details, see page F-8.

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 15.9% year-on-year (essentially flat on a constant currency basis) to 115.0 billion yen (1,173 million U.S. dollars) due to the favorable impact of the depreciation of the yen against the U.S. dollar.  Sales were essentially flat on a constant currency basis due to a decrease in Visual Media and Platform sales resulting from a decrease in home entertainment revenues for animation products, offset by a year-on-year increase in sales of Recorded Music due to continuing growth in digital revenues and the success of a number of recent releases.  Best-selling titles in the current quarter included Justin Timberlake’s The 20/20 Experience - 2 of 2, Kana Nishino’s Love Collection ~pink~ and Love Collection ~mint~, ikimono-gakari’s I, and Miley Cyrus’ Bangerz.

Operating income increased 1.8 billion yen year-on-year to 9.7 billion yen (99 million U.S. dollars).  This increase was primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and the above-mentioned increase in sales of Recorded Music.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	Second quarter ended September 30
	2012	2013	Change in yen	2013
Financial services revenue	¥231.4	¥245.0	+5.9%	$2,500
Operating income	31.2	39.2	+25.7	400

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 5.9% year-on-year to 245.0 billion yen (2,500 million U.S. dollars) primarily due to an increase in revenue at Sony Life.  Revenue at Sony Life increased 5.8% year-on-year to 217.6 billion yen (2,221 million U.S. dollars).  This increase was mainly due to significantly improved investment performance in both the separate account and the general account primarily reflecting a rise in the Japanese stock market during the current quarter, as compared with a slight decline in the same quarter of the previous fiscal year.

Operating income increased 8.0 billion yen year-on-year to 39.2 billion yen (400 million U.S. dollars) mainly due to an increase in operating income at Sony Life.  Operating income at Sony Life increased 5.5 billion yen year-on-year to 37.2 billion yen (380 million U.S. dollars) primarily due to the above-mentioned improvement in investment performance in the general account.

*    *    *    *    *

Consolidated Results for the Six Months ended September 30, 2013

For Consolidated Statements of Income and Business Segment Information for the six months ended September 30, 2013 and 2012, please refer to pages F-3 and F-7 respectively.

Sales for the six months ended September 30, 2013 (“the current six months”) increased 11.8% year-on-year to 3,488.2 billion yen (35,594 million U.S. dollars).  This increase was primarily due to the favorable impact of foreign exchange rates and a significant increase in smartphone unit sales, partially offset by the absence of the sales from the chemical products related business.

During the current six months, the average rates of the yen were 98.8 yen against the U.S. dollar and 130.0 yen against the euro, which were 19.6% lower and 22.5% lower, respectively, as compared with the same period in the previous fiscal year.  On a constant currency basis, consolidated sales decreased 6%.  For further detail about sales on a constant currency basis, see Note on page 9.

In the IP&S segment, sales decreased primarily due to lower sales of video cameras and compact digital cameras reflecting a contraction of these markets.  In the Game segment, overall segment sales remained essentially flat due to the favorable impact of foreign exchange rates and an increase in PS3 software sales being offset by lower PS2, PS3 and PSP hardware sales.  In the MP&C segment, sales increased significantly primarily due to a significant increase in unit sales of smartphones.  In the HE&S segment, sales increased significantly primarily due to the favorable impact of foreign exchange rates, partially offset by a significant decrease in unit sales of LCD televisions.  In the Devices segment, sales decreased significantly mainly due to lower sales of system LSIs for the game business and the absence of sales from the chemical products related business which were included in the same period of the previous fiscal year.  In the Pictures segment, sales increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and higher advertising revenues for Sony’s television networks in India and the U.S., partially offset by lower theatrical and home entertainment revenues for Motion Pictures.  In the Music segment, sales increased significantly due to the favorable impact of the depreciation of the yen against the U.S. dollar as well as growth of digital sales and the strong performance of a number of recent releases in Recorded Music.  In the Financial Services segment, financial services revenue increased significantly primarily due to a significant improvement in investment performance in the separate account at Sony Life.

Operating income for the current six months increased 14.6 billion yen year-on-year to 51.1 billion yen (522 million U.S. dollars).  This increase was primarily due to a significant improvement in the operating results of the MP&C segment, a significant increase in operating income in the Financial Services segment, a significant improvement in the operating results of the HE&S segment, and the favorable impact of foreign exchange rates.  Operating income during the current six months includes a gain of 12.8 billion yen (131 million U.S. dollars) from the sale of certain shares of M3, a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog, a net benefit of 7.1 billion yen (72 million U.S. dollars) from insurance recoveries related to damages and losses incurred from the Floods and a benefit of 7.0 billion yen (71 million U.S. dollars) due to the reversal of a patent royalty accrual.  In the same period of the previous fiscal year, a net benefit of 29.7 billion yen from the above-mentioned insurance recoveries, and a gain of 8.2 billion yen from the sale of the chemical products related business were recorded.

In the IP&S segment, operating income decreased year-on-year mainly due to a decrease in sales of video cameras.  In the Game segment, operating loss significantly increased year-on-year primarily due to an increase in research and development expenses related to the upcoming introduction of the PlayStation®4 (“PS4”) and the impact of a strategic price reduction for the PS Vita.  In the MP&C segment, operating results significantly improved year-on-year primarily due to a significant increase in sales of smartphones.  In the HE&S segment, the operating loss decreased significantly year-on-year primarily due to an improved product mix in LCD televisions reflecting the introduction of high value-added models and cost reductions.  In the Devices segment, operating income decreased significantly primarily due to a decrease in the net benefit from insurance recoveries related to damages and losses incurred from the Floods and the recording of a gain on the sale of the chemical products related business in the same quarter of the previous fiscal year.  In the Pictures segment, operating income decreased primarily due to the impact of lower theatrical and home entertainment revenues for Motion Pictures, higher production costs for Television Productions’ U.S. television network programming, and higher programming and operating costs for Media Networks, partially offset by the gain recognized on the sale of SPE’s music publishing catalog.  In the Music segment, operating income increased primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar and the strong performance of a number of recent releases in Recorded Music.  In the Financial Services segment, operating income significantly increased primarily due to an improvement in investment performance in the general account at Sony Life.

Restructuring charges, recorded as operating expenses, amounted to 12.5 billion yen (127 million U.S. dollars) for the current six months compared to 22.8 billion yen for the same period of the previous fiscal year.

Equity in net loss of affiliated companies, recorded within operating income, decreased 1.0 billion yen year-on-year to 2.5 billion yen (25 million U.S. dollars).

The net effect of other income and expenses was income of 1.1 billion yen (11 million U.S. dollars), compared to an expense of 7.5 billion yen in the same period of the previous fiscal year.  This improvement was primarily due to an increase in other non-operating income.

Income before income taxes increased 23.2 billion yen year-on-year to 52.2 billion yen (533 million U.S. dollars) due to the higher operating income noted above.

Income taxes: During the current six months, Sony recorded 38.3 billion yen (391 million U.S. dollars) of income tax expense.  As of March 31, 2013, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses and as a result Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current six months exceeded the Japanese statutory tax rate.

Net loss attributable to Sony Corporation’s stockholders for the current six months decreased 24.3 billion yen year-on-year to 15.8 billion yen (161 million U.S. dollars).

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-5 and F-16.

Operating Activities: During the current six months, there was a net cash outflow of 10.2 billion yen (105 million U.S. dollars) from operating activities, compared to a net cash inflow of 49.4 billion yen in the same period of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 214.3 billion yen (2,187 million U.S. dollars) for the current six months, an increase of outflow of 31.6 billion yen, or 17.3% year-on-year.  This increase of outflow was primarily due to the negative impact of an increase in other receivables, included in other current assets, from component assembly companies, resulting from the production of PS4 hardware and an expansion in production of smartphones, compared to a decrease in the same period of the previous fiscal year, an increase in inventories, and a larger increase in notes and accounts receivable, trade reflecting an increase in unit sales of smartphones.  This increase of outflow was partially offset by the positive impact of an increase in notes and accounts payable, trade compared to a decrease in the same period of the previous fiscal year, primarily due to the expansion in production mentioned above.

The Financial Services segment had a net cash inflow of 210.7 billion yen (2,150 million U.S. dollars), a decrease of 27.8 billion yen, or 11.7% year-on-year.  This decrease was primarily due to an increase mainly in insurance payments and a decrease in insurance premium revenue at Sony Life.

Investing Activities: During the current six months, Sony used 224.1 billion yen (2,287 million U.S. dollars) of net cash in investing activities, a decrease of 246.7 billion yen, or 52.4% year-on-year.

For all segments excluding the Financial Services segment, 7.7 billion yen (78 million U.S. dollars) was provided, compared to 117.8 billion yen used in the same period of the previous fiscal year.  Cash was provided primarily due to a year-on-year increase in cash inflow from the sale of fixed assets, including the sale and leaseback of machinery and equipment during the current six months.  In the same period of the previous fiscal year, cash was generated from the sale of the chemical products related business.

The Financial Services segment used 231.8 billion yen (2,365 million U.S. dollars) of net cash, a decrease of 122.3 billion yen, or 34.5% year-on-year.  This decrease was mainly due to a year-on-year increase in proceeds from the maturities of marketable securities and sales of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current six months was 206.6 billion yen (2,108 million U.S. dollars), a decrease of 93.9 billion yen, or 31.2% year-on-year.

Financing Activities: During the current six months, 108.6 billion yen (1,109 million U.S. dollars) of net cash and cash equivalents was provided by financing activities, a decrease of 39.3 billion yen, or 26.6% year-on-year.

For all segments excluding the Financial Services segment, there was an 84.8 billion yen (866 million U.S. dollars) net cash inflow, an increase of 48.9 billion yen, or 136.3% year-on-year.  This increase was primarily due to a year-on-year increase in financing.  In the current six months, funds were raised through the issuance of straight bonds for Japanese retail investors.  In the same period of the previous fiscal year, commercial paper was issued while straight bonds were redeemed, a syndicated loan was repaid and a tender offer for shares of So-net Entertainment Corporation (currently So-net Corporation) was executed.

In the Financial Services segment, financing activities provided 17.1 billion yen (175 million U.S. dollars) of net cash, a decrease of 89.6 billion yen, or 84.0% year-on-year.  This decrease was primarily due to a decrease in customer deposits at Sony Bank, compared to an increase in the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at September 30, 2013 was 725.7 billion yen (7,405 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 528.0 billion yen (5,388 million U.S. dollars) at September 30, 2013, an increase of 105.5 billion yen, or 25.0% compared with the balance as of September 30, 2012, and a decrease of 96.8 billion yen, or 15.5% compared with March 31, 2013.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 819.1 billion yen (8,358 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at September 30, 2013.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 197.6 billion yen (2,017 million U.S. dollars) at September 30, 2013, an increase of 31.3 billion yen, or 18.8% compared with the balance as of September 30, 2012, and a decrease of 3.9 billion yen, or 1.9% compared with the balance as of March 31, 2013.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-16.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	Six months ended September 30
	2012	2013	2013

Net cash provided by (used in) operating activities reported in the consolidated statements of cash flows	¥49.4	¥(10.2)	$(105)
Net cash used in investing activities reported in the consolidated statements of cash flows	(470.8)	(224.1)	(2,287)
	(421.4)	(234.3)	(2,391)

Less: Net cash provided by operating activities within the Financial Services segment	238.5	210.7	2,150
Less: Net cash used in investing activities within the Financial Services segment	(354.1)	(231.8)	(2,365)
Eliminations *2	5.3	6.6	68

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(300.5)	¥(206.6)	$(2,108)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2014

The forecast for consolidated results for the fiscal year ending March 31, 2014, as announced on August 1, 2013, has been revised as follows:

	(Billions of yen)
	October Forecast	Change from August Forecast	August Forecast	Change from March 31, 2013 Actual Results	March 31, 2013 Actual Results
Sales and operating revenue	¥7,700	-2.5%	¥7,900	+13.2%	¥6,800.9
Operating income	170	-26.1	230	-26.1	230.1
Income before income taxes	180	-14.3	210	-26.7	245.7
Net income attributable to Sony Corporation’s stockholders	30	-40.0	50	-30.3	43.0

Assumed foreign currency exchange rates for the second half of the fiscal year ending March 31, 2014: approximately 100 yen to the U.S. dollar and approximately 130 yen to the euro.
(Assumed foreign currency exchange rates for the current fiscal year at the time of the August forecast: approximately 100 yen to the U.S. dollar and approximately 130 yen to the euro.)

Consolidated sales for the current fiscal year are expected to be 7,700 billion yen due to a downward revision in the annual unit sales forecasts for certain electronics products.

Consolidated operating income is expected to be 170 billion yen, 60 billion yen below the August forecast.  Although the operating income of the Financial Services segment in the current quarter exceeded the August forecast, operating results of the IP&S, MP&C, HE&S, Devices and Pictures segments are expected to be below the August forecast.

Restructuring charges are expected to be approximately 50 billion yen for the Sony group, unchanged from the August forecast, compared to 77.5 billion yen recorded in the fiscal year ended March 31, 2013.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

The forecast for each business segment is as follows:

Imaging Products & Solutions

Overall segment sales are expected to be below the August forecast primarily due to a downward revision in the annual unit sales forecast of video cameras and digital cameras.  Operating income is expected to be significantly below the August forecast, primarily due to the negative impact of the above-mentioned decrease in sales.  Year-on-year, sales are expected to be essentially flat and operating income is expected to increase significantly.

Mobile Products & Communications

Overall segment sales are expected to be slightly below the August forecast primarily due to a downward revision in the annual unit sales forecast of PCs.  Operating income is expected to be significantly lower than the August forecast due to the negative impact of the above-mentioned decrease in sales.  Year-on-year, sales are expected to increase significantly and operating income is expected to be recorded, reflecting an expected significant improvement in operating results primarily due to an increase in unit sales of smartphones.

Home Entertainment & Sound

Overall segment sales are expected to be below the August forecast primarily due to a downward revision in the annual unit sales forecast of LCD TVs.  Operating results are expected to be significantly lower than the August forecast primarily due to the negative impact of the above-mentioned decrease in sales.  Year-on-year, sales are expected to increase significantly and operating results are expected to improve significantly.

Devices

Overall segment sales are expected to be below the August forecast primarily because sales of image sensors are expected to be lower than the August forecast.  Operating income is expected to be significantly below the August forecast primarily due to the negative impact of the above-mentioned decrease in sales.  Year-on-year, sales are expected to decrease and operating income is expected to decrease significantly.

Pictures

Sales and operating income are expected to be below the August forecast primarily due to the underperformance of Motion Pictures’ current year film slate in the current quarter.  Year-on-year, sales are expected to increase significantly and operating income is expected to be essentially flat.

Financial Services

Expected financial services revenue remains unchanged from the August forecast.  Operating income for the fiscal year is expected to exceed the August forecast because results in the current quarter exceeded expectations. Year-on-year, financial services revenue is expected to be essentially flat and operating income is expected to increase.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

There is no change from the August forecast for the sales and operating income of the Game and Music segments.

The forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year remains unchanged from the August forecast.

	(Billions of yen)
	Current Forecast	Change from March 31, 2013 Results	March 31, 2013 Results
Capital expenditures (addition to property, plant and equipment)	¥190	+0.7%	¥188.6
Depreciation and amortization*	340	+2.9	330.6
[for property, plant and equipment (included above)	200	+0.4	199.2	]
Research and development expenses	460	-2.9	473.6

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:

(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Haruna Nagai
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/13q2_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	September 30	Change from		September 30
ASSETS	2013	2013	March 31, 2013		2013
Current assets:
Cash and cash equivalents	¥826,361	¥725,668		¥-100,693	$7,405
Marketable securities	697,597	750,409		+52,812	7,657
Notes and accounts receivable, trade	844,117	938,435		+94,318	9,576
Allowance for doubtful accounts and sales returns	(67,625)	(63,411)		+4,214	(647)
Inventories	710,054	965,689		+255,635	9,854
Other receivables	148,142	259,783		+111,641	2,651
Deferred income taxes	44,615	51,930		+7,315	530
Prepaid expenses and other current assets	443,272	488,056		+44,784	4,980
Total current assets	3,646,533	4,116,559		+470,026	42,006

Film costs	270,089	311,756		+41,667	3,181

Investments and advances:
Affiliated companies	198,621	172,586		-26,035	1,761
Securities investments and other	7,118,504	7,379,501		+260,997	75,301
	7,317,125	7,552,087		+234,962	77,062

Property, plant and equipment:
Land	131,484	132,040		+556	1,347
Buildings	778,514	787,185		+8,671	8,033
Machinery and equipment	1,934,520	1,920,482		-14,038	19,596
Construction in progress	47,839	44,281		-3,558	452
	2,892,357	2,883,988		-8,369	29,428
Less-Accumulated depreciation	2,030,807	2,036,454		+5,647	20,780
	861,550	847,534		-14,016	8,648

Other assets:
Intangibles, net	527,507	526,922		-585	5,377
Goodwill	643,243	672,101		+28,858	6,858
Deferred insurance acquisition costs	460,758	473,360		+12,602	4,830
Deferred income taxes	107,688	105,719		-1,969	1,079
Other	371,799	371,690		-109	3,793
	2,110,995	2,149,792		+38,797	21,937

Total assets	¥14,206,292	¥14,977,728	¥	+771,436	$152,834

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥87,894	¥94,194	¥	+6,300	$961
Current portion of long-term debt	156,288	367,891		+211,603	3,754
Notes and accounts payable, trade	572,102	845,845		+273,743	8,631
Accounts payable, other and accrued expenses	1,097,253	1,090,539		-6,714	11,128
Accrued income and other taxes	75,080	97,664		+22,584	997
Deposits from customers in the banking business	1,857,448	1,813,054		-44,394	18,501
Other	469,024	503,399		+34,375	5,136
Total current liabilities	4,315,089	4,812,586		+497,497	49,108

Long-term debt	938,428	915,865		-22,563	9,346
Accrued pension and severance costs	311,469	312,946		+1,477	3,193
Deferred income taxes	373,999	377,242		+3,243	3,849
Future insurance policy benefits and other	3,540,031	3,690,141		+150,110	37,655
Policyholders’ account in the life insurance business	1,693,116	1,804,816		+111,700	18,416
Other	349,985	295,616		-54,369	3,017
Total liabilities	11,522,117	12,209,212		+687,095	124,584

Redeemable noncontrolling interest	2,997	2,871		-126	29

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	643,702		+12,779	6,568
Additional paid-in capital	1,110,531	1,123,747		+13,216	11,467
Retained earnings	1,102,297	1,073,431		-28,866	10,953
Accumulated other comprehensive income	(641,513)	(573,944)		+67,569	(5,856)
Treasury stock, at cost	(4,472)	(4,248)		+224	(43)
	2,197,766	2,262,688		+64,922	23,089

Noncontrolling interests	483,412	502,957		+19,545	5,132
Total equity	2,681,178	2,765,645		+84,467	28,221
Total liabilities and equity	¥14,206,292	¥14,977,728	¥	+771,436	$152,834

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended September 30
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥1,341,262	¥1,511,040		$15,419
Financial services revenue	230,645	243,746		2,487
Other operating revenue	32,752	20,700		211
	1,604,659	1,775,486	+10.6%	18,117

Costs and expenses:
Cost of sales	1,044,996	1,155,115		11,786
Selling, general and administrative	331,459	412,378		4,208
Financial services expenses	198,478	204,012		2,082
Other operating (income) expense, net	(3,651)	(12,808)		(131)
	1,571,282	1,758,697	+11.9	17,945

Equity in net loss of affiliated companies	(3,126)	(2,025)	-	(21)

Operating income	30,251	14,764	-51.2	151

Other income:
Interest and dividends	3,198	5,557		57
Other	953	1,024		10
	4,151	6,581	+58.5	67

Other expenses:
Interest	5,912	7,092		72
Foreign exchange loss, net	7,114	5,744		59
Other	1,726	2,545		26
	14,752	15,381	+4.3	157

Income before income taxes	19,650	5,964	-69.6	61

Income taxes	22,008	11,601		119

Net loss	(2,358)	(5,637)	-	(58)

Less - Net income attributable to noncontrolling interests	13,112	13,650		139

Net loss attributable to Sony Corporation’s	¥(15,470)	¥(19,287)	-%	$(197)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(15.41)	¥(18.91)	-%	$(0.19)
— Diluted	(15.41)	(18.91)	-%	(0.19)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2012	2013	Change from 2012	2013

Net loss	¥(2,358)	¥(5,637)	-%	$(58)

Other comprehensive income, net of tax –
Unrealized gains on securities	18,545	16,807		171
Unrealized gains (losses) on derivative instruments	(29)	402		4
Pension liability adjustment	436	63		1
Foreign currency translation adjustments	(6,190)	1,423		15

Total comprehensive income	10,404	13,058	+25.5	133

Less - Comprehensive income attributable	16,821	19,365		197
to noncontrolling interests

Comprehensive loss attributable	¥(6,417)	¥(6,307)	-%	$(64)
to Sony Corporation’s stockholders

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Six months ended September 30
	2012	2013	Change from 2012	2013
Sales and operating revenue:
Net sales	¥2,636,714	¥2,949,976		$30,102
Financial services revenue	424,362	495,209		5,053
Other operating revenue	58,766	43,013		439
	3,119,842	3,488,198	+11.8%	35,594

Costs and expenses:
Cost of sales	2,051,409	2,253,995		23,000
Selling, general and administrative	678,209	797,371		8,136
Financial services expenses	364,130	408,742		4,171
Other operating (income) expense, net	(13,837)	(25,481)		(260)
	3,079,911	3,434,627	+11.5	35,047

Equity in net loss of affiliated companies	(3,405)	(2,450)	-	(25)

Operating income	36,526	51,121	+40.0	522

Other income:
Interest and dividends	8,908	9,444		96
Foreign exchange gain, net	-	447		5
Other	2,150	9,986		102
	11,058	19,877	+79.8	203

Other expenses:
Interest	13,475	14,048		143
Foreign exchange loss, net	1,692	-		-
Other	3,354	4,733		49
	18,521	18,781	+1.4	192

Income before income taxes	29,063	52,217	+79.7	533

Income taxes	42,010	38,341		391

Net income (loss)	(12,947)	13,876	-	142

Less - Net income attributable to noncontrolling interests	27,164	29,683		303

Net loss attributable to Sony Corporation’s	¥(40,111)	¥(15,807)	-%	$(161)
stockholders

Per share data:
Net loss attributable to Sony Corporation’s
stockholders
— Basic	¥(39.97)	¥(15.57)	-%	$(0.16)
— Diluted	(39.97)	(15.57)	-	(0.16)

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2012	2013	Change from 2012	2013

Net income (loss)	¥(12,947)	¥13,876	-%	$142

Other comprehensive income, net of tax –
Unrealized gains on securities	18,652	2,876		29
Unrealized gains on derivative instruments	137	595		6
Pension liability adjustment	2,046	(3,184)		(33)
Foreign currency translation adjustments	(85,329)	63,795		651

Total comprehensive income (loss)	(77,441)	77,958	-	795

Less - Comprehensive income attributable	30,690	26,196		267
to noncontrolling interests

Comprehensive income (loss) attributable	¥(108,131)	51,762	-%	$528
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		79	79
Stock based compensation	730		730

Comprehensive income:
Net income (loss)	(40,111)	27,164	(12,947)
Other comprehensive income, net of tax –
Unrealized gains on securities	12,901	5,751	18,652
Unrealized gains on derivative instruments	137		137
Pension liability adjustment	3,506	(1,460)	2,046
Foreign currency translation adjustments	(84,564)	(765)	(85,329)
Total comprehensive income (loss)	(108,131)	30,690	(77,441)

Dividends declared	(12,545)	(7,350)	(19,895)
Transactions with noncontrolling interests shareholders and other	(33,599)	(31,752)	(65,351)
Balance at September 30, 2012	¥1,875,346	¥452,883	¥2,328,229

Balance at March 31, 2013	¥2,197,766	¥483,412	¥2,681,178
Exercise of stock acquisition rights	38		38
Conversion of zero coupon convertible bonds	25,520		25,520
Stock based compensation	471		471

Comprehensive income:
Net income (loss)	(15,807)	29,683	13,876
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	6,509	(3,633)	2,876
Unrealized gains on derivative instruments	595		595
Pension liability adjustment	(3,191)	7	(3,184)
Foreign currency translation adjustments	63,656	139	63,795
Total comprehensive income	51,762	26,196	77,958

Dividends declared	(12,970)	(6,878)	(19,848)
Transactions with noncontrolling interests shareholders and other	101	227	328
Balance at September 30, 2013	¥2,262,688	¥502,957	¥2,765,645

Sony Corporation conducted a tender offer in September 2012 to purchase an additional 96,511 common shares of its subsidiary So-net Entertainment Corporation, which was recorded as an equity transaction with noncontrolling interests, and resulted in a decrease in additional paid-in capital of 33,638 million yen.  So-net Entertainment Corporation subsequently changed its name to So-net Corporation, effective July 1, 2013.

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	$22,426	$4,933	$27,359
Exercise of stock acquisition rights	0		0
Conversion of zero coupon convertible bonds	260		260
Stock based compensation	5		5

Comprehensive income:
Net income (loss)	(161)	303	142
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	66	(37)	29
Unrealized gains on derivative instruments	6		6
Pension liability adjustment	(33)	0	(33)
Foreign currency translation adjustments	650	1	651
Total comprehensive income	528	267	795

Dividends declared	(132)	(70)	(202)
Transactions with noncontrolling interests shareholders and other	2	2	4
Balance at September 30, 2013	$23,089	$5,132	$28,221

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2012	2013	2013
Cash flows from operating activities:
Net income (loss)	¥(12,947)	¥13,876	$142
Adjustments to reconcile net income (loss) to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred	163,521	164,789	1,682
insurance acquisition costs
Amortization of film costs	85,707	116,847	1,192
Stock-based compensation expense	764	612	6
Accrual for pension and severance costs, less payments	(3,120)	(3,672)	(37)
Other operating (income) expense, net	(13,837)	(25,481)	(260)
(Gain) loss on sale or devaluation of securities investments, net	189	(531)	(5)
(Gain) loss on revaluation of marketable securities held in the financial	16,538	(35,062)	(358)
services business for trading purposes, net
(Gain) loss on revaluation or impairment of securities investments held	3,175	(2,778)	(28)
in the financial services business, net
Deferred income taxes	3,905	(11,131)	(114)
Equity in net loss of affiliated companies, net of dividends	3,734	4,145	42
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(16,944)	(70,549)	(720)
Increase in inventories	(159,456)	(240,382)	(2,453)
Increase in film costs	(84,164)	(148,661)	(1,517)
Increase (decrease) in notes and accounts payable, trade	(55,729)	260,074	2,654
Increase (decrease) in accrued income and other taxes	(5,786)	16,556	169
Increase in future insurance policy benefits and other	161,526	205,633	2,098
Increase in deferred insurance acquisition costs	(36,011)	(37,982)	(388)
Increase in marketable securities held in the financial services	(13,725)	(14,469)	(148)
business for trading purposes
(Increase) decrease in other current assets	3,863	(151,311)	(1,544)
Decrease in other current liabilities	(48,879)	(39,003)	(398)
Other	57,113	(11,736)	(120)
Net cash provided by (used in) operating activities	49,437	(10,216)	(105)

Cash flows from investing activities:
Payments for purchases of fixed assets	(151,314)	(135,857)	(1,386)
Proceeds from sales of fixed assets	17,801	85,088	868
Payments for investments and advances by financial services business	(528,155)	(470,121)	(4,797)
Payments for investments and advances	(33,884)	(4,059)	(41)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	178,266	242,294	2,472
by financial services business
Proceeds from sales or return of investments and collections of advances	21,403	42,260	431
(other than financial services business)
Proceeds from sales of businesses	51,831	1,668	17
Other	(26,774)	14,616	149
Net cash used in investing activities	(470,826)	(224,111)	(2,287)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	149,521	167,961	1,714
Payments of long-term debt	(227,185)	(44,106)	(450)
Increase in short-term borrowings, net	185,580	10,508	107
Increase in deposits from customers in the financial services business, net	115,590	14,116	144
Dividends paid	(12,488)	(12,588)	(128)
Payment for purchase of So-net shares from noncontrolling interests	(54,920)	-	-
Other	(8,124)	(27,248)	(278)
Net cash provided by financing activities	147,974	108,643	1,109

Effect of exchange rate changes on cash and cash equivalents	(32,334)	24,991	256

Net decrease in cash and cash equivalents	(305,749)	(100,693)	(1,027)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	8,432

Cash and cash equivalents at end of the period	¥588,827	¥725,668	$7,405

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥187,378	¥174,624	-6.8%	$1,782
Intersegment	1,209	882		9
Total	188,587	175,506	-6.9	1,791

Game
Customers	106,451	104,915	-1.4	1,071
Intersegment	41,702	50,742		517
Total	148,153	155,657	+5.1	1,588

Mobile Products & Communications
Customers	293,755	418,180	+42.4	4,267
Intersegment	6,618	385		4
Total	300,373	418,565	+39.3	4,271

Home Entertainment & Sound
Customers	235,966	263,383	+11.6	2,688
Intersegment	39	397		4
Total	236,005	263,780	+11.8	2,692

Devices
Customers	162,358	146,414	-9.8	1,494
Intersegment	87,537	61,686		629
Total	249,895	208,100	-16.7	2,123

Pictures
Customers	162,846	177,720	+9.1	1,813
Intersegment	146	120		2
Total	162,992	177,840	+9.1	1,815

Music
Customers	96,770	112,731	+16.5	1,150
Intersegment	2,462	2,240		23
Total	99,232	114,971	+15.9	1,173

Financial Services
Customers	230,645	243,746	+5.7	2,487
Intersegment	776	1,219		13
Total	231,421	244,965	+5.9	2,500

All Other
Customers	115,509	118,159	+2.3	1,206
Intersegment	13,234	13,229		135
Total	128,743	131,388	+2.1	1,341

Corporate and elimination	(140,742)	(115,286)	-	(1,177)
Consolidated total	¥1,604,659	¥1,775,486	+10.6%	$18,117

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Operating income (loss)	2012	2013	Change	2013
Imaging Products & Solutions	¥2,239	¥(2,308)	-%	$(24)
Game	2,279	(783)	-	(8)
Mobile Products & Communications	(23,098)	(925)	-	(9)
Home Entertainment & Sound	(15,812)	(12,094)	-	(123)
Devices	29,775	11,920	-60.0	122
Pictures	7,877	(17,756)	-	(181)
Music	7,850	9,696	+23.5	99
Financial Services	31,207	39,223	+25.7	400
All Other	(3,771)	3,832	-	38
Total	38,546	30,805	-20.1	314

Corporate and elimination	(8,295)	(16,041)	-	(163)
Consolidated total	¥30,251	¥14,764	-51.2%	$151

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the three months ended September 30, 2012 and 2013 was 10,175 million yen and 9,262 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue	2012	2013	Change	2013

Imaging Products & Solutions
Customers	¥386,488	¥354,449	-8.3%	$3,617
Intersegment	1,671	1,945		20
Total	388,159	356,394	-8.2	3,637

Game
Customers	189,340	181,872	-3.9	1,856
Intersegment	76,794	91,719		936
Total	266,134	273,591	+2.8	2,792

Mobile Products & Communications
Customers	575,874	807,115	+40.2	8,236
Intersegment	10,120	418		4
Total	585,994	807,533	+37.8	8,240

Home Entertainment & Sound
Customers	487,671	537,497	+10.2	5,485
Intersegment	122	1,459		15
Total	487,793	538,956	+10.5	5,500

Devices
Customers	300,240	293,627	-2.2	2,996
Intersegment	166,940	110,713		1,130
Total	467,180	404,340	-13.5	4,126

Pictures
Customers	316,144	336,522	+6.4	3,434
Intersegment	235	233		2
Total	316,379	336,755	+6.4	3,436

Music
Customers	193,472	221,906	+14.7	2,264
Intersegment	4,602	5,024		52
Total	198,074	226,930	+14.6	2,316

Financial Services
Customers	424,362	495,209	+16.7	5,053
Intersegment	1,554	2,454		25
Total	425,916	497,663	+16.8	5,078

All Other
Customers	221,527	228,966	+3.4	2,336
Intersegment	25,741	25,677		262
Total	247,268	254,643	+3.0	2,598

Corporate and elimination	(263,055)	(208,607)	-	(2,129)
Consolidated total	¥3,119,842	¥3,488,198	+11.8%	$35,594

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and the IP&S segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Operating income (loss)	2012	2013	Change	2013
Imaging Products & Solutions	¥14,864	¥6,789	-54.3%	$69
Game	(1,270)	(15,577)	-	(159)
Mobile Products & Communications	(51,237)	4,987	-	51
Home Entertainment & Sound	(25,798)	(8,727)	-	(89)
Devices	45,721	22,766	-50.2	232
Pictures	3,005	(14,014)	-	(143)
Music	15,125	20,467	+35.3	209
Financial Services	58,792	85,192	+44.9	869
All Other	(10,997)	(8,012)	-	(81)
Total	48,205	93,871	+94.7	958

Corporate and elimination	(11,679)	(42,750)	-	(436)
Consolidated total	¥36,526	¥51,121	+40.0%	$522

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.

Within the HE&S segment, the operating loss of Televisions, which primarily consists of LCD televisions, for the six months ended September 30, 2012 and 2013 was 16,814 million yen and 4,055 million yen, respectively.  The operating loss of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Due to certain changes in the organizational structure, sales and operating revenue of the IP&S segment and All Other and operating income (loss) of the IP&S segment, All Other and Corporate and elimination for the comparable period have been restated to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥108,570	¥98,457	-9.3%	$1,005
Professional Solutions	72,195	72,992	+1.1	745
Other	6,613	3,175	-52.0	32
Total	187,378	174,624	-6.8	1,782

Game	106,451	104,915	-1.4	1,071

Mobile Products & Communications
Mobile Communications	181,045	304,536	+68.2	3,107
Personal and Mobile Products	111,361	112,980	+1.5	1,153
Other	1,349	664	-50.8	7
Total	293,755	418,180	+42.4	4,267

Home Entertainment & Sound
Televisions	146,682	174,113	+18.7	1,777
Audio and Video	87,197	87,567	+0.4	894
Other	2,087	1,703	-18.4	17
Total	235,966	263,383	+11.6	2,688

Devices
Semiconductors	76,321	83,342	+9.2	850
Components	79,257	62,430	-21.2	637
Other	6,780	642	-90.5	7
Total	162,358	146,414	-9.8	1,494

Pictures
Motion Pictures	104,718	97,556	-6.8	995
Television Productions	32,034	45,288	+41.4	462
Media Networks	26,094	34,876	+33.7	356
Total	162,846	177,720	+9.1	1,813

Music
Recorded Music	63,565	78,057	+22.8	797
Music Publishing	14,815	18,273	+23.3	186
Visual Media and Platform	18,390	16,401	-10.8	167
Total	96,770	112,731	+16.5	1,150

Financial Services	230,645	243,746	+5.7	2,487
All Other	115,509	118,159	+2.3	1,206
Corporate	12,981	15,614	+20.3	159
Consolidated total	¥1,604,659	¥1,775,486	+10.6%	$18,117

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-6.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the Mobile Products & Communications (“MP&C”) segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animated videos and the solution offering for music and visual products.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been restated to conform to the current presentation.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥238,486	¥206,215	-13.5%	$2,104
Professional Solutions	138,799	141,118	+1.7	1,440
Other	9,203	7,116	-22.7	73
Total	386,488	354,449	-8.3	3,617

Game	189,340	181,872	-3.9	1,856

Mobile Products & Communications
Mobile Communications	352,149	589,993	+67.5	6,020
Personal and Mobile Products	220,996	215,196	-2.6	2,196
Other	2,729	1,926	-29.4	20
Total	575,874	807,115	+40.2	8,236

Home Entertainment & Sound
Televisions	303,698	359,692	+18.4	3,671
Audio and Video	180,947	174,948	-3.3	1,785
Other	3,026	2,857	-5.6	29
Total	487,671	537,497	+10.2	5,485

Devices
Semiconductors	145,806	168,599	+15.6	1,720
Components	147,398	123,862	-16.0	1,264
Other	7,036	1,166	-83.4	12
Total	300,240	293,627	-2.2	2,996

Pictures
Motion Pictures	190,363	168,791	-11.3	1,722
Television Productions	66,295	85,318	+28.7	871
Media Networks	59,486	82,413	+38.5	841
Total	316,144	336,522	+6.4	3,434

Music
Recorded Music	133,016	158,731	+19.3	1,619
Music Publishing	25,123	30,854	+22.8	315
Visual Media and Platform	35,333	32,321	-8.5	330
Total	193,472	221,906	+14.7	2,264

Financial Services	424,362	495,209	+16.7	5,053
All Other	221,527	228,966	+3.4	2,336
Corporate	24,724	31,035	+25.5	317
Consolidated total	¥3,119,842	¥3,488,198	+11.8%	$35,594

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-7.  Sony management views each segment as a single operating segment.  However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products.  In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.  In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices.  In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.  In the Pictures segment, Motion Pictures includes the production, acquisition and distribution of motion pictures; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks.  In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes the production and distribution of animated videos and the solution offering for music and visual products.

Due to certain changes in the organizational structure, sales and operating revenue to external customers of the IP&S segment and All Other for the comparable period have been restated to conform to the current presentation.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Depreciation and amortization	2012	2013	Change	2013
Imaging Products & Solutions	¥8,014	¥8,659	+8.0%	$88
Game	2,403	3,576	+48.8	37
Mobile Products & Communications	5,326	7,128	+33.8	73
Home Entertainment & Sound	5,752	5,682	-1.2	58
Devices	26,665	25,704	-3.6	262
Pictures	2,443	3,368	+37.9	34
Music	2,692	3,219	+19.6	33
Financial Services, including deferred insurance acquisition costs	14,122	13,692	-3.0	140
All Other	4,031	4,157	+3.1	42
Total	71,448	75,185	+5.2	767

Corporate	7,022	8,734	+24.4	89
Consolidated total	¥78,470	¥83,919	+6.9%	$856

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Restructuring charges	2012	2013	Change	2013
Imaging Products & Solutions	¥873	¥1,555	+78.1%	$16
Game	98	381	+288.8	4
Mobile Products & Communications	1,170	2,734	+133.7	28
Home Entertainment & Sound	3,637	553	-84.8	5
Devices	3,468	1,053	-69.6	11
Pictures	-	456	-	5
Music	238	78	-67.2	1
Financial Services	-	-	-	-
All Other and Corporate	1,624	886	-45.4	9
Total net charges	¥11,108	¥7,696	-30.7%	$79

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 372 million yen and 110 million yen of non-cash charges related to depreciation associated with restructured assets in the three months ended September 30, 2012 and 2013, respectively.  Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013
Japan	¥525,109	¥512,088	-2.5%	$5,225
United States	230,531	266,872	+15.8	2,723
Europe	300,238	379,851	+26.5	3,876
China	137,807	145,883	+5.9	1,489
Asia-Pacific	190,926	245,377	+28.5	2,504
Other Areas	220,048	225,415	+2.4	2,300
Total	¥1,604,659	¥1,775,486	+10.6%	$18,117

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Other Items
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Depreciation and amortization	2012	2013	Change	2013
Imaging Products & Solutions	¥16,982	¥17,657	+4.0%	$180
Game	4,637	6,603	+42.4	67
Mobile Products & Communications	11,107	14,037	+26.4	143
Home Entertainment & Sound	11,642	11,330	-2.7	116
Devices	53,956	50,907	-5.7	519
Pictures	4,944	6,383	+29.1	65
Music	5,414	6,426	+18.7	66
Financial Services, including deferred insurance acquisition costs	32,039	25,861	-19.3	264
All Other	8,535	8,449	-1.0	87
Total	149,256	147,653	-1.1	1,507

Corporate	14,265	17,136	+20.1	175
Consolidated total	¥163,521	¥164,789	+0.8%	$1,682

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Restructuring charges	2012	2013	Change	2013
Imaging Products & Solutions	¥1,865	¥2,383	+27.8%	$24
Game	253	382	+51.0	4
Mobile Products & Communications	2,074	3,649	+75.9	37
Home Entertainment & Sound	5,214	713	-86.3	7
Devices	8,775	2,429	-72.3	25
Pictures	-	871	-	9
Music	(90)	104	-	1
Financial Services	-	-	-	-
All Other and Corporate	3,901	1,566	-59.9	16
Total net charges	¥21,992	¥12,097	-45.0%	$123

In addition to the restructuring charges in the table above, Sony recorded in cost of sales 759 million yen and 363 million yen of non-cash charges related to depreciation associated with restructured assets in the six months ended September 30, 2012 and 2013, respectively.  Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets to coincide with the earlier end of production under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013
Japan	¥996,620	¥1,045,131	+4.9%	$10,665
United States	472,946	519,415	+9.8	5,300
Europe	593,279	708,055	+19.3	7,225
China	259,599	269,114	+3.7	2,746
Asia-Pacific	382,128	502,787	+31.6	5,130
Other Areas	415,270	443,696	+6.8	4,528
Total	¥3,119,842	¥3,488,198	+11.8%	$35,594

Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:	United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:	India, South Korea and Oceania
(3) Other Areas:	The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	September 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥201,550	¥197,640	$2,017
Marketable securities	694,130	746,885	7,621
Other	156,310	147,110	1,501
	1,051,990	1,091,635	11,139

Investments and advances	6,985,918	7,212,781	73,600
Property, plant and equipment	14,886	15,773	161
Other assets:
Deferred insurance acquisition costs	460,758	473,360	4,830
Other	51,788	48,457	495
	512,546	521,817	5,325
Total assets	¥8,565,340	¥8,842,006	$90,225

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥10,322	¥16,360	$167
Deposits from customers in the banking business	1,857,448	1,813,054	18,501
Other	172,979	189,299	1,932
	2,040,749	2,018,713	20,600

Long-term debt	27,008	34,860	356
Future insurance policy benefits and other	3,540,031	3,690,141	37,655
Policyholders’ account in the life insurance business	1,693,116	1,804,816	18,416
Other	282,482	273,938	2,795
Total liabilities	7,583,386	7,822,468	79,822

Equity:
Stockholders’ equity of Financial Services	980,051	1,017,650	10,384
Noncontrolling interests	1,903	1,888	19
Total equity	981,954	1,019,538	10,403

Total liabilities and equity	¥8,565,340	¥8,842,006	$90,225

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	September 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥624,811	¥528,028	$5,388
Marketable securities	3,467	3,524	36
Notes and accounts receivable, trade	773,784	868,767	8,865
Other	1,197,108	1,626,447	16,596
	2,599,170	3,026,766	30,885

Film costs	270,089	311,756	3,181
Investments and advances	362,188	369,491	3,770
Investments in Financial Services, at cost	111,476	111,476	1,138
Property, plant and equipment	846,664	831,761	8,487
Other assets	1,602,061	1,630,843	16,642
Total assets	¥5,791,648	¥6,282,093	$64,103

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥233,859	¥445,725	$4,548
Notes and accounts payable, trade	572,102	845,845	8,631
Other	1,473,007	1,504,144	15,349
	2,278,968	2,795,714	28,528

Long-term debt	915,032	884,476	9,025
Accrued pension and severance costs	290,274	291,167	2,971
Other	493,677	450,883	4,601
Total liabilities	3,977,951	4,422,240	45,125

Redeemable noncontrolling interest	2,997	2,871	29

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,296	1,764,145	18,001
Noncontrolling interests	88,404	92,837	948
Total equity	1,810,700	1,856,982	18,949
Total liabilities and equity	¥5,791,648	¥6,282,093	$64,103

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	September 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥826,361	¥725,668	$7,405
Marketable securities	697,597	750,409	7,657
Notes and accounts receivable, trade	776,492	875,024	8,929
Other	1,346,083	1,765,458	18,015
	3,646,533	4,116,559	42,006

Film costs	270,089	311,756	3,181
Investments and advances	7,317,125	7,552,087	77,062
Property, plant and equipment	861,550	847,534	8,648
Other assets:
Deferred insurance acquisition costs	460,758	473,360	4,830
Other	1,650,237	1,676,432	17,107
	2,110,995	2,149,792	21,937
Total assets	¥14,206,292	¥14,977,728	$152,834

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥244,182	¥462,085	$4,715
Notes and accounts payable, trade	572,102	845,845	8,631
Deposits from customers in the banking business	1,857,448	1,813,054	18,501
Other	1,641,357	1,691,602	17,261
	4,315,089	4,812,586	49,108

Long-term debt	938,428	915,865	9,346
Accrued pension and severance costs	311,469	312,946	3,193
Future insurance policy benefits and other	3,540,031	3,690,141	37,655
Policyholders’ account in the life insurance business	1,693,116	1,804,816	18,416
Other	723,984	672,858	6,866
Total liabilities	11,522,117	12,209,212	124,584

Redeemable noncontrolling interest	2,997	2,871	29

Equity:
Sony Corporation’s stockholders’ equity	2,197,766	2,262,688	23,089
Noncontrolling interests	483,412	502,957	5,132
Total equity	2,681,178	2,765,645	28,221
Total liabilities and equity	¥14,206,292	¥14,977,728	$152,834

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Financial Services	2012	2013	Change	2013

Financial services revenue	¥231,421	¥244,965	+5.9%	$2,500
Financial services expenses	199,675	205,239	+2.8	2,095
Equity in net loss of affiliated companies	(539)	(503)	-	(5)
Operating income	31,207	39,223	+25.7	400
Other income (expenses), net	29	63	+117.2	1
Income before income taxes	31,236	39,286	+25.8	401
Income taxes and other	10,026	12,626	+25.9	129
Net income of Financial Services	¥21,210	¥26,660	+25.7%	$272

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥1,374,859	¥1,532,614	+11.5%	$15,639
Costs and expenses	1,373,823	1,556,069	+13.3	15,878
Equity in net loss of affiliated companies	(2,587)	(1,522)	-	(16)
Operating loss	(1,551)	(24,977)	-	(255)
Other income (expenses), net	(10,035)	(8,345)	-	(85)
Loss before income taxes	(11,586)	(33,322)	-	(340)
Income taxes and other	16,612	1,873	-88.7	19
Net loss of Sony without Financial Services	¥(28,198)	¥(35,195)	-%	$(359)

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
Consolidated	2012	2013	Change	2013

Financial services revenue	¥230,645	¥243,746	+5.7%	$2,487
Net sales and operating revenue	1,374,014	1,531,740	+11.5	15,630
	1,604,659	1,775,486	+10.6	18,117
Costs and expenses	1,571,282	1,758,697	+11.9	17,945
Equity in net loss of affiliated companies	(3,126)	(2,025)	-	(21)
Operating income	30,251	14,764	-51.2	151
Other income (expenses), net	(10,601)	(8,800)	-	(90)
Income before income taxes	19,650	5,964	-69.6	61
Income taxes and other	35,120	25,251	-28.1	258
Net loss attributable to Sony Corporation’s stockholders	¥(15,470)	¥(19,287)	-%	$(197)

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2012	2013	Change	2013

Financial services revenue	¥425,916	¥497,663	+16.8%	$5,078
Financial services expenses	366,212	411,221	+12.3	4,196
Equity in net loss of affiliated companies	(912)	(1,250)	-	(13)
Operating income	58,792	85,192	+44.9	869
Other income (expenses), net	56	120	+114.3	2
Income before income taxes	58,848	85,312	+45.0	871
Income taxes and other	18,510	27,803	+50.2	284
Net income of Financial Services	¥40,338	¥57,509	+42.6%	$587

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2012	2013	Change	2013

Net sales and operating revenue	¥2,697,071	¥2,994,168	+11.0%	$30,553
Costs and expenses	2,718,056	3,028,038	+11.4	30,899
Equity in net loss of affiliated companies	(2,493)	(1,200)	-	(12)
Operating loss	(23,478)	(35,070)	-	(358)
Other income (expenses), net	(1,087)	8,500	-	87
Loss before income taxes	(24,565)	(26,570)	-	(271)
Income taxes and other	34,530	17,129	-50.4	175
Net loss of Sony without Financial Services	¥(59,095)	¥(43,699)	-%	$(446)

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2012	2013	Change	2013

Financial services revenue	¥424,362	¥495,209	+16.7%	$5,053
Net sales and operating revenue	2,695,480	2,992,989	+11.0	30,541
	3,119,842	3,488,198	+11.8	35,594
Costs and expenses	3,079,911	3,434,627	+11.5	35,047
Equity in net loss of affiliated companies	(3,405)	(2,450)	-	(25)
Operating income	36,526	51,121	+40.0	522
Other income (expenses), net	(7,463)	1,096	-	11
Income before income taxes	29,063	52,217	+79.7	533
Income taxes and other	69,174	68,024	-1.7	694
Net loss attributable to Sony Corporation’s stockholders	¥(40,111)	¥(15,807)	-%	$(161)

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Financial Services	2012	2013	2013

Net cash provided by operating activities	¥238,524	¥210,726	$2,150
Net cash used in investing activities	(354,109)	(231,767)	(2,365)
Net cash provided by financing activities	106,766	17,131	175
Net decrease in cash and cash equivalents	(8,819)	(3,910)	(40)
Cash and cash equivalents at beginning of the fiscal year	175,151	201,550	2,057
Cash and cash equivalents at end of the period	¥166,332	¥197,640	$2,017

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Sony without Financial Services	2012	2013	2013

Net cash used in operating activities	¥(182,672)	¥(214,273)	$(2,187)
Net cash provided by (used in) investing activities	(117,835)	7,652	78
Net cash provided by financing activities	35,911	84,847	866
Effect of exchange rate changes on cash and cash equivalents	(32,334)	24,991	256
Net decrease in cash and cash equivalents	(296,930)	(96,783)	(987)
Cash and cash equivalents at beginning of the fiscal year	719,425	624,811	6,375
Cash and cash equivalents at end of the period	¥422,495	¥528,028	$5,388

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
Consolidated	2012	2013	2013

Net cash provided by (used in) operating activities	¥49,437	¥(10,216)	$(105)
Net cash used in investing activities	(470,826)	(224,111)	(2,287)
Net cash provided by financing activities	147,974	108,643	1,109
Effect of exchange rate changes on cash and cash equivalents	(32,334)	24,991	256
Net decrease in cash and cash equivalents	(305,749)	(100,693)	(1,027)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	8,432
Cash and cash equivalents at end of the period	¥588,827	¥725,668	$7,405

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥98 = U.S. $1, the approximate Tokyo foreign exchange market rate as of September 30, 2013.

2.	As of September 30, 2013, Sony had 1,305 consolidated subsidiaries (including variable interest entities) and 103 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,591	1,019,875
— Diluted	1,003,591	1,019,875

Weighted-average number of outstanding shares	(Thousands of shares)
	Six months ended September 30
Net loss attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,583	1,015,395
— Diluted	1,003,583	1,015,395

All potential shares were excluded as anti-dilutive for the three and six months ended September 30, 2012 and 2013 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the respective periods.

4.	Recently adopted accounting pronouncements:
Disclosure about balance sheet offsetting -

In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.  The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -

In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -

In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosure only, its adoption did not have an impact on Sony’s results of operations and financial position

5.	Income taxes:

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended September 30
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥44,585	¥38,043	$388
Depreciation and amortization expenses*	78,470	83,919	856
(Depreciation expenses for property, plant and equipment)	(47,421)	(49,305)	(503)
Research and development expenses	126,220	118,047	1,205

	(Millions of yen, millions of U.S. dollars)
	Six months ended September 30
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥99,598	¥89,495	$913
Depreciation and amortization expenses*	163,521	164,789	1,682
(Depreciation expenses for property, plant and equipment)	(96,606)	(97,699)	(997)
Research and development expenses	236,556	228,611	2,333

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.